UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For February 9, 2026

Commission File Number: 001-41335

JE CLEANTECH HOLDINGS LIMITED

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

3 Woodlands Sector 1

Singapore 738361

(Address of principal executive offices)

Bee Yin Hong, CEO

Tel: +65 6368 4198

Email: Elise.hong@jcs-echigo.com.sg

3 Woodlands Sector 1

Singapore 738361

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CYBERSECURITY INCIDENT

On February 7, 2026 (Singapore time), JE Cleantech Holdings Limited (Nasdaq: JCSE) (“JCSE” or “the Company” and together with its subsidiaries, “the Group”) discovered that it had been the victim of fraud in connection with its payment of a previously declared cash dividend. The fraud was carried out by means of a fraudulent email, purporting to be from The Depository Trust Company (“DTC”), that contained false wire instructions. As a result of the fraud, DTC never received the funds, the dividend was not paid to JCSE’s street-name shareholders, and the Company lost the amount of USD794,934.04 (approximately S$1,009,000). The Company will endeavor to satisfy the dividend payment by this month.

The fraud has been reported to the U.S. Federal Bureau of Investigation’s Internet Crime Complaint Center (the “IC3”) and the Singapore Police Force as well as to both the sending and the receiving banks. JCSE has addressed the cybersecurity incident with its internal IT security team, documented every aspect of the cybersecurity breach, and is preserving any and all evidence, including such documentation. The Group takes cybersecurity extremely seriously and as part of this process, it is conducting a rigorous review of the cybersecurity incident.

There has been no significant impact on the Group’s business and operations arising from this cybersecurity incident. The Group’s business and operations continue to be operational as usual. Ms. Hong, the Chief Executive Officer of JCSE, states that “JCSE is closely monitoring the cybersecurity incident with all enforcement agencies, regulators and banking authorities, and the investigation regarding the incident is ongoing. In addition, as part of our ongoing commitment to transparency to our investors, customers, and other stakeholders, we shall provide additional updates should there be any other material developments.”

Exhibits

None

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JE CLEANTECH HOLDINGS LIMITED (Registrant)

Date: February 9, 2026	By:	/s/ LONG Jia Kwang
LONG Jia Kwang, Chief Financial Officer and Secretary